UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

____________________

TPI COMPOSITES, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87266J104
(CUSIP Number)

Todd E. Molz
General Counsel, Chief Administrative Officer & Managing Director
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2021
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87266J104	SCHEDULE 13D	Page 2 of 23

1	NAME OF REPORTING PERSON Opps TPIC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,835,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,835,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,835,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of warrants exercisable for 2,835,000 shares, exercisable immediately at an exercise price calculated in accordance with the terms of the Warrants (as defined below).
(2)	All calculations of percentage ownership herein are based on a total of 37,070,744 shares of common stock, par value $0.01 per share of the Company (“Common Stock”) issued and outstanding as of October 29, 2021, as reported on the Form 10-Q filed with the SEC by the Issuer on November 9, 2021. All calculations are based on the shares of Common Stock owned by the Reporting Person divided by the outstanding shares of Common Stock owned by the Reporting Person.

CUSIP No. 87266J104	SCHEDULE 13D	Page 3 of 23

1	NAME OF REPORTING PERSON Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,750,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,750,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of warrants exercisable for 1,750,000 shares, exercisable immediately at an exercise price calculated in accordance with the terms of the Warrants.

CUSIP No. 87266J104	SCHEDULE 13D	Page 4 of 23

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,585,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,585,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,585,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Opps TPIC Holdings, LLC and Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P.

CUSIP No. 87266J104	SCHEDULE 13D	Page 5 of 23

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,585,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,585,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,585,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 87266J104	SCHEDULE 13D	Page 6 of 23

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,585,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,585,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,585,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 87266J104	SCHEDULE 13D	Page 7 of 23

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,585,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,585,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,585,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 87266J104	SCHEDULE 13D	Page 8 of 23

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,585,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,585,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,585,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 87266J104	SCHEDULE 13D	Page 9 of 23

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,585,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,585,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,585,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 87266J104	SCHEDULE 13D	Page 10 of 23

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,585,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,585,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,585,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.

CUSIP No. 87266J104	SCHEDULE 13D	Page 11 of 23

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,585,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,585,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,585,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 87266J104	SCHEDULE 13D	Page 12 of 23

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,585,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,585,000 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,585,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management Inc.

CUSIP No. 87266J104	SCHEDULE 13D	Page 13 of 23

1	NAME OF REPORTING PERSON Oaktree Phoenix Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,667 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 81,667 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,667 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of warrants exercisable for 81,667 shares, exercisable immediately at an exercise price calculated in accordance with the terms of the Warrants.

CUSIP No. 87266J104	SCHEDULE 13D	Page 14 of 23

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the units of Warrants of TPI Composites, Inc., a Delaware corporation (the “Issuer”). According to the Issuer, the address of its principal executive office is 8501 N. Scottsdale Rd, Gainey Center II, Suite 100, Scottsdale, Arizona 85253.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)	Opps TPIC Holdings, LLC, a Delaware limited liability company (“Opps”), whose principal business is to act as a holding company with respect to the Company securities it holds as disclosed herein, in its capacity as the direct owner of Warrants exercisable for 2,835,000 shares of Common Stock;
2)	Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P., a Delaware limited partnership (“Power V”), whose principal business is to invest in a range of equity and debt securities of companies the power, utility services, and related business sectors, in its capacity as the direct owner of Warrants exercisable for 1,750,000 shares of Common Stock
3)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of Opps and Power V, in its capacity as such;
4)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds; in its capacity as the managing member of Fund GP;
5)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;
6)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;
7)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;
8)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;
9)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG, in its capacity as such;
10)	Brookfield Asset Management Inc., an Ontario corporation (“BAM”), in its capacity as the indirect owner of the class A units of OCG, in its capacity as such;

CUSIP No. 87266J104	SCHEDULE 13D	Page 15 of 23

11)	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM, in its capacity as such; and
12)	Oaktree Phoenix Investment Fund, L.P., a Delaware limited partnership (“Phoenix”) whose principal business is to act as a private investment fund, in its capacity as the direct owner of Warrants exercisable for 81,667 shares of Common Stock.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d) – (e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 6, on November 22, 2021, the Issuer issued an aggregate of 350,000 shares of Series A Preferred Stock and an aggregate of 4,666,667 Warrants to the Purchasers for total consideration of $350,000,000. The source of funds is capital commitments from limited partners of certain private investment funds that indirectly hold equity in Opps, Power V and Phoenix.

Item 4.	Purpose of Transaction

Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the Series A Preferred Stock and the Warrants for investment purposes. The Reporting Persons will continuously evaluate the Issuer’s businesses, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), director and officer inventive programs, corporate governance decisions by the Issuer’s management and the Board of Directors of the Issuer (the “Board”), alternative investment opportunities, changes in law and/or regulations, general industry or economic conditions and all other factors that may increase the value of the Issuer’s securities held by the Reporting Persons or that may be deemed relevant in determining whether additional securities will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of shares of Common Stock or other securities of the Issuer. Depending on such factors, at any time, the Reporting Persons may acquire shares of Common Stock or other securities of the Issuer in addition to the shares of Common Stock underlying the Warrants, including, without limitation, a controlling position in the Common Stock or some or all of the shares of Common Stock or other securities that are beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also seek to modify the terms of the Issuer’s securities held by them, through various transactions, including, without limitation, refinancing or derivative transactions, provide additional capital or debt financing to the Issuer, or pledge their interests in the Issuer’s securities as collateral for liquidity purposes. Subject to market conditions and other factors described in this Schedule 13D, the Reporting Persons may seek to monetize the shares of Common Stock underlying the Warrants.

CUSIP No. 87266J104	SCHEDULE 13D	Page 16 of 23

Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons have held and may hold discussions with or make informal recommendations or formal proposals to Issuer’s management or the Board, including any special committees of the Board and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, sources or potential sources of capital and other third parties regarding such matters. The Reporting Persons intends to appoint Mr. Peter Jonna as the Series A Director on the Board; as a result, the Reporting Persons may have influence over the Board, Issuer’s management and the corporate activities of the Issuer including, without limitation, activities which may relate to items described in Items 4(a)-(j) of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated herein by reference. Based on the Form 10-Q filed with the SEC by the Company on November 9, 2021, there were 37,070,744 shares of Common Stock issued and outstanding as of October 29, 2021. All ownership percentage calculations are based on the shares of Common owned by the Reporting Person divided by the outstanding shares of Common Stock owned by the Reporting Person.

Opps directly holds Warrants exercisable immediately for 2,835,000 shares of Common Stock and has the sole power to vote and dispose of such shares.

Power V directly holds Warrants exercisable immediately for 1,750,000 shares of Common Stock and has the sole power to vote and dispose of such shares of such shares.

Fund GP, in its capacity as the general partner of each of Opps and Power V, has the ability to direct the management of each of Opps’s and Power V’s business, including the power to vote and dispose of securities held by Opps and Power V; therefore Fund GP may be deemed to beneficially own the Warrants exercisable immediately at an exercise price calculated in accordance with the terms of the warrant held by each of Opps and Power V.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Opps and Power V. Therefore, GP I may be deemed to have indirect beneficial ownership of the Warrants exercisable immediately at an exercise price calculated in accordance with the terms of the warrant held by Opps and Power V.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Opps and Power V; therefore, Capital I may be deemed to have indirect beneficial ownership of the Warrants exercisable immediately at an exercise price calculated in accordance with the terms of the warrant held by Opps and Power V.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Opps and Power V; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Warrants exercisable for shares held by Opps and Power V.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Opps and Power V; therefore, Holdings may be deemed to have indirect beneficial ownership of the Warrants exercisable immediately at an exercise price calculated in accordance with the terms of the warrant held by Opps and Power V.

CUSIP No. 87266J104	SCHEDULE 13D	Page 17 of 23

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Opps and Power V; therefore, OCG may be deemed to have indirect beneficial ownership of the Warrants exercisable immediately at an exercise price calculated in accordance with the terms of the warrant held by Opps and Power V.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Opps and Power V; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Warrants exercisable for shares exercisable immediately at an exercise price calculated in accordance with the terms of the warrant held by Opps and Power V.

BAM, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by TPIC and Power V; therefore BAM may be deemed to have indirect beneficial ownership of the Warrants exercisable for shares exercisable immediately at an exercise price calculated in accordance with the terms of the warrant held by Opps and Power V.

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by Opps and Power V; therefore BAM Partnership may be deemed to have indirect beneficial ownership of the Warrants exercisable immediately at an exercise price calculated in accordance with the terms of the warrant held by Opps and Power V.

Phoenix, directly holds Warrants exercisable immediately for 81,667 shares of Common Stock and has the sole power to vote and dispose of such shares.

With respect to the Warrants exercisable immediately for shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of Warrants exercisable immediately for shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Opps and Power V, that it is the beneficial owner of any of the Warrants exercisable immediately for shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Opps and Power V.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any Warrants, other than Opps, Power V and Phoenix; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of Warrants exercisable immediately for shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons expressly disclaims beneficial ownership of the Warrants exercisable immediately for shares of Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than Opps, Power V and Phoenix for their directly held Warrants exercisable immediately for shares of Common Stock.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons has effected any transactions related to the Common Stock during the past 60 days.

CUSIP No. 87266J104	SCHEDULE 13D	Page 18 of 23

(d) and (e)

Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons entered in an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated by reference herein.

Fund GP, as the general partner of Opps and Power V, has a carried interest in Opps and Power V, respectively.

The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the full text of the Joint Filing Agreement, which is filed hereto as Exhibit 1, and is incorporated herein by reference.

Series A Preferred Stock Purchase Agreement

On November 8, 2021, the Issuer entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) with Opps, Power V and Phoenix (collectively, the “Oaktree Entities”). Pursuant to the Purchase Agreement, the Issuer, among other things, to issue and sell to the Oaktree Entities an aggregate of 350,000 shares of a newly designated Series A Preferred Stock of the Issuer, par value $0.01 per share (the “Series A Preferred Stock”), with the Series A Preferred Stock having the powers, designations, preferences, and other rights set forth in the Certificate of Designations (as defined below), and issue warrants to purchase an aggregate of 4,666,667 shares of Common Stock, at an exercise price of $0.01 per share (collectively, the “Warrants”), for an aggregate purchase price of $350,000,000. The transactions contemplated by the Purchase Agreement closed on November 22, 2021 (the “Original Issue Date”). Under the terms of the Purchase Agreement, the Issuer may elect, at its option, to require the Oaktree Entities to purchase an additional $50 million of Series A Preferred Stock upon the same terms and conditions as the initial issuance of the Series A Preferred Stock during the two year period following the Original Issue Date.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which is filed hereto as Exhibit 2, and is incorporated herein by reference.

Certificate of Designations

The Series A Preferred Stock have the powers, designations, preferences, and other rights set forth in the Certificate of Designations of the Series A Preferred Stock filed by the Issuer with the Secretary of State of the State of Delaware on the Original Issue Date (the “Certificate of Designations”).

Voting and Consent Rights

The Series A Preferred Stock do not have any voting rights or rights to convert such preferred shares into shares of Common Stock. The Issuer must obtain the prior written consent of holders of a majority of the outstanding shares of Series A Preferred Stock for, among other things: (i) amending the Issuer’s organizational documents to the extent such amendment has an adverse effect on the holders of Series A Preferred Stock, (ii) effecting any change of control, liquidation event or merger or consolidation of the Issuer unless the entirety of the applicable Series A Redemption Price (as specified below) is paid with respect to all then issued and outstanding Series A Preferred Stock, (iii) increasing or decreasing the number of authorized shares of Series A Preferred Stock, (iv) making certain material acquisitions or dispositions or entering into joint ventures or similar transactions, (v) incurring indebtedness except for indebtedness incurred under its existing loan facilities and agreements so long as the total amount of such indebtedness does not exceed $100 million as of Original Issue Date through December 31, 2021 and $80 million thereafter, (vi) committing to any capital expenditures or agreements to construct or acquire new manufacturing facilities, and (vii) certain other specified actions.

CUSIP No. 87266J104	SCHEDULE 13D	Page 19 of 23

Dividends

The dividend rate with respect to the Series A Preferred Stock is 11.0% per annum and will compound on a quarterly basis. The dividend rate will increase by 2.0% per annum: (i) on the fifth anniversary date of the Original Issue Date and on each anniversary thereafter, (ii) to the extent that the Issuer fails to pay any dividend that is required to be paid in cash, (iii) if the Issuer is in material breach of its covenants under the Purchase Agreement, the Certificate of Designations or the Investor Rights Agreement (as defined below), or if the Issuer experiences a bankruptcy or insolvency event, or if certain other Events of Noncompliance (as defined in the Certificate of Designations) occur, (iv) in the event the Issuer fails to maintain a specified fixed charge dividend coverage ratio, and (v) in respect of any Series A Preferred Stock issued as curative equity in accordance with the Investor Rights Agreement (each, an “Incremental Dividend”); provided that in no event shall the dividend rate exceed 20.0%. On or prior to the second anniversary of the Original Issue Date, the Issuer may pay dividends on the Series A Preferred Stock either in cash or “in kind”, through accrual to the liquidation preference of the Series A Preferred Stock or a combination thereof. Following the second anniversary of the Original Issue Date, dividends shall be payable only in cash. Payments of any Incremental Dividends must be made in cash.

Ranking and Liquidation Preference

The Series A Preferred Stock ranks senior to the Common Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer (a “Liquidation”). Upon a Liquidation, each share of Series A Preferred Stock would be entitled to the applicable Series A Redemption Price. The initial liquidation preference of the Series A Preferred Stock will be equal to $1,000 per share (the “Initial Series A Liquidation Preference”). The applicable Series A Redemption Price will be determined based on the Initial Series A Liquidation Preference, plus any dividends added to the Initial Series A Liquidation Preference as an in-kind payment pursuant to the terms of the Certificate of Designations (the “Series A Liquidation Preference”).

Redemption Rights and Series A Redemption Price

The Issuer has the right to redeem all or any portion of the Series A Preferred Stock at any time by paying the applicable Series A Redemption Price; provided, however, that no optional redemption will be permitted that would result in less than 10% of the shares of Series A Preferred Stock that are issued on the Original Issue Date remaining outstanding following such redemption unless all remaining shares of Series A Preferred Stock are redeemed.

Each holder of Series A Preferred Stock will have the option to require the Issuer to redeem any portion of the Series A Preferred Stock at any time after the fifth anniversary of the Original Issue Date or an Event of Noncompliance occurs. The Issuer will be required to redeem all of the outstanding shares of Series A Preferred Stock automatically upon the occurrence of a change of control, Liquidation or insolvency event.

The following table sets forth the Redemption Prices at which the Series A Preferred Stock may be redeemed under the Certificate of Designations:

Timing of Redemption	Series A Redemption Price
Before the third anniversary of the Original Issue Date	Make-Whole Amount (as defined below) From the First Optional Call Date (as defined below) until (but not including)
the first anniversary of the First Optional Call Date	102% of the Series A Liquidation Preference
From and after the first anniversary of the First Optional Call Date	101% of the Series A Liquidation Preference

CUSIP No. 87266J104	SCHEDULE 13D	Page 20 of 23

The “Make-Whole Amount” with respect to any redemption of any share of the Series A Preferred Stock prior to the third anniversary of the Original Issue Date (the “First Optional Call Date”) is defined in the Certificate of Designations as an amount equal to the present value (calculated as provided below) as of the redemption date of the sum of (A) the remaining dividends that would accrue on such shares being redeemed from the day immediately following the redemption date to the First Optional Call Date plus (B) 102% of the Series A Liquidation Preference of such shares being redeemed on the redemption date assuming that, for purposes of calculating clauses (A) and (B), such shares of Series A Preferred Stock being redeemed were to remain outstanding through the First Optional Call Date, and with the present value of such sum being computed using an annual discount rate (applied quarterly) equal to the rate on U.S. Treasury notes with maturity closest to the applicable redemption date plus 50 basis points.

Minimum Cash Balance

The Issuer is required to maintain a minimum cash balance of $50,000,000 at all times, which will be measured on a monthly basis, so long as the Series A Preferred Stock remains outstanding.

The foregoing description of the Certificate of Designations does not purport to be complete and is qualified in its entirety by the full text of the Certificate of Designations, which is filed hereto as Exhibit 3, and is incorporated herein by reference.

Investor Rights Agreement

As a condition to the closing of the transactions contemplated by the Purchase Agreement, the Issuer and the Oaktree Entities entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which, among other things, the Issuer granted the Oaktree Entities certain customary registration rights with respect to the shares of Common Stock underlying the Warrants and certain other securities that may be issued to the Oaktree Entities in respect of the Warrants.

Pursuant to the Investor Rights Agreement, the Oaktree Entities are entitled to designate one representative (the “Series A Director”) to be appointed to the Board and the right, in lieu of (and not in addition to) the appointment of the Series A Director, to appoint one non-voting observer to the Board, in each case so long as 33% of the Series A Preferred Stock issued on the Original Issue Date remain outstanding. The Oaktree Entities intend to appoint Mr. Peter Jonna as the Series A Director. The Investor Rights Agreement further contains a number of other customary covenants and agreements, including certain standstill provisions, preemptive rights, rights of first refusal with respect to future debt financing transactions, and information rights.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Rights Agreement, which is filed hereto as Exhibit 4, and is incorporated herein by reference.

Warrants

In connection with the sale of the Series A Preferred Stock under the Purchase Agreement, the Issuer issued the Warrants to the Oaktree Entities pursuant to warrant certificates on the Original Issue Date. The Warrants have a five-year term and may be exercised at any time during that period. The number of shares issuable upon exercise of the Warrants is subject to customary adjustments upon the occurrence of certain events such as stock splits, reclassifications, combinations, dividends, distributions, mergers and other similar events.

CUSIP No. 87266J104	SCHEDULE 13D	Page 21 of 23

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the full text of each of the warrant certificates, which are filed hereto as Exhibits 5-7, and are incorporated herein by reference.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Oaktree Entities.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 2, 2021

Exhibit 2	Series A Preferred Stock Purchase Agreement, dated November 8, 2021, by and among TPIC Composites, Inc., Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P., Opps TPIC Holdings, LLC and Oaktree Phoenix Investment Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 10, 2021).

Exhibit 3	Certificate of Designations of Series A Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed November 24, 2021).

Exhibit 4	Investor Rights Agreement, dated November 22, 2021, by and among the Company, Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P., Opps TPIC Holdings, LLC and Oaktree Phoenix Investment Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 24, 2021).

Exhibit 5	Warrant Certificate, dated November 22, 2021, issued by the Company to Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed. on November 24, 2021).

Exhibit 6	Warrant Certificate, dated November 22, 2021, issued by the Company to Opps TPIC Holdings, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K on November 24, 2021).

Exhibit 7	Warrant Certificate, dated November 22, 2021, issued by the Company to Oaktree Phoenix Investment Fund, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 24, 2021).

CUSIP No. 87266J104	SCHEDULE 13D	Page 22 of 23

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: December 2, 2021

OPPS TPIC Holdings, LLC

By:	Oaktree Fund GP, LLC
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE POWER OPPORTUNITIES FUND V (DELAWARE) HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

CUSIP No. 87266J104	SCHEDULE 13D	Page 23 of 23

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

OAKTREE PHOENIX INVESTMENT FUND, L.P.

By:	Oaktree Phoenix Investment Fund GP, L.P.
Its:	General Partner
By:	Oaktree Phoenix Investment Fund GP, Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 2, 2021

OPPS TPIC Holdings, LLC

By:	Oaktree Fund GP, LLC
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE POWER OPPORTUNITIES FUND V (DELAWARE) HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

OAKTREE PHOENIX INVESTMENT FUND, L.P.

By:	Oaktree Phoenix Investment Fund GP, L.P.
Its:	General Partner
By:	Oaktree Phoenix Investment Fund GP, Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President